

× Articles Filed.pdf

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:26 AM 10/28/2024
FILED 08:26 AM 10/28/2024
SR 20244052485 - File Number 7680771

CERTIFICATE OF INCORPORATION
OF
NAGA Battleground Inc.

FIRST. The name of the corporation is NAGA Battleground Inc..

SECOND. The corporation's registered office in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, 19713 In New Castle County. The registered agent in charge thereof is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is 35,000,000 of which 25,000,000 shares of par value $0.001 per share shall be designated as Common Stock and 10,000,000 shares of par value $0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is Mike Risley and their mailing address 705 Farrar Dairy Rd, Lillington, NC 27546.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.